July 19, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Value Opportunities Fund, Inc.

Withdrawal of Post-Effective Amendment Filings

Registration File Nos. 002-60836 and 811-02809

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, BlackRock Value Opportunities Fund, Inc. (the “Fund”), an open-end investment company, hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Fund’s Registration Statement on Form N-1A (File No. 002-60836):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
54	4/10/2017	485A	0001193125-17-118559
55	6/9/17	485BXT	0001193125-17-199345
56	6/22/17	485BXT	0001193125-17-210486

The Fund is requesting withdrawal of the Amendments because the Fund has not yet received the requisite shareholder approval to effect certain of the changes reflected in the Amendments. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact Elliot J. Gluck of Willkie Farr & Gallagher LLP at (212) 728-8138.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

BlackRock Value Opportunities Fund, Inc.

By:	/s/ Benjamin Archibald
Name:	Benjamin Archibald
Title:	Secretary